Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ARCADIA BIOSCIENCES, INC.

Arcadia Biosciences, Inc., a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST:  The name of the Corporation is Arcadia Biosciences, Inc.

SECOND:  The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, adopted resolutions to amend Article IV of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“ARTICLE IV

A.    Classes of Stock.  The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the Corporation is authorized to issue is One Hundred and Seventy Million (170,000,000) shares, consisting of One Hundred and Fifty Million (150,000,000) shares of Common Stock, par value $0.001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, par value $0.001 per share.

Upon the filing and effectiveness (the "Effective Time") of this Certificate of Amendment pursuant to the General Corporation Law of the State of Delaware, each twenty (20) shares of the corporation's Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, subject to the treatment of fractional share interests described below (the "Reverse Stock Split").  No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Fractional shares will be rounded up to the next whole share.  The corporation will issue one full share of the post Reverse Stock Split Common Stock to any stockholder who would have been entitled to receive a fractional share as a result of the process. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an "Old Certificate") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above."

THIRD:  This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, said Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly executed by its authorized officer on January 22, 2018.

ARCADIA BIOSCIENCES, INC.

By:	/s/ Rajendra Ketkar
Rajendra Ketkar
President and Chief Executive Officer

partnership name by authorized officer.Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date v1.1